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FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66742

SEC Mail Processing Section MAR 02 2021 Washington DC 413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Anovest Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3225 Shallowford Road, Suite 220
(No. and Street)

Marietta	GA	30062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Athanasios N. Bafas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anovest Financial Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LORI JO GOLDEN NOTARY EXPIRES GEORGIA 11/01/2024 PUBLIC DEKALB COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Anovest Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Anovest Financial Services, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

February 26, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

ANOVEST FINANCIAL SERVICES, INC.
Financial Statements
For the Year Ended
December 31, 2020
With
Report of Independent Registered
Public Accounting Firm

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	33,919
Receivable from broker-dealers and mutual funds		39,976
Deposit with clearing broker		15,047
Other assets		6,167
Total Assets	$	95,109

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	27,593
Accrued commissions		2,648
Deferred income taxes		3,275
PPP loan		29,155
Total Liabilities		62,671
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 500 shares authorized, issued, and outstanding		500
Additional paid-in capital		3,067
Retained earnings		28,871
Total Stockholders' equity		32,438
Total Liabilities and Stockholders' Equity	$	95,109

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUES	
Commissions	$ 453,528
Mutual Funds	31,761
Total revenue	485,289
EXPENSES	
Employee compensation and benefits	278,977
Clearing costs	93,232
Technology and Communication costs	3,281
Occupancy	19,464
Other operating expenses	103,577
Total expenses	498,531
INCOME (LOSS) BEFORE INCOME TAXES	(13,242)
INCOME TAX	3,771
NET INCOME (LOSS)	$ (9,471)

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2019	$ 500	$ 3,067	$ 38,342	$ 41,909
Net Income (loss)	—	—	(9,471)	(9,471)
Balance, December 31, 2020	$ 500	$ 3,067	$ 28,871	$ 32,438

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(9,471)
NONCASH ITEMS INCLUDED IN NET INCOME (LOSS):		
Deferred tax benefit		(3,771)
ADJUSTMENT TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVIITIES:		
Increase in due from broker-dealers and mutual funds		(6,429)
Increase in other assets		(356)
Increase in accounts payable and accrued expenses		15,830
NET CASH USED BY OPERATING ACTIVITIES		(4197)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from PPP loan		29,155
NET CASH PROVIDED BY FINANCING ACTIVITIES		29,155
NET INCREASE IN CASH		24,958
CASH:		
Beginning of year		8,961
End of year	$	33,919

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE -- A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in June 2004. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Municipal Securities Rulemaking Board, and the securities commissions of appropriate states. The Company's primary business is brokerage of publicly traded securities. Most of the Company's customers are in Georgia.

Cash: The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to a net operating tax loss carryforward and the use of the cash basis of accounting for income tax purposes.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition:

The Financial Accounting Standards Board (FASB) has issued a comprehensive revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer,
- Identification of the performance obligation(s) under the contract.
- Determination of transaction price.
- Allocation of the transaction price to the identified performance obligation(s);and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid overtime (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized as these fees are earned in accordance with the underlying agreements.

Accounts Receivable: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE B — LEASES

Operating leases: The Company occupies office premises owned by its stockholders (See Note G). In addition, the Company leases a vehicle from a stockholder under a month-to-month rental agreement that terminated in December 2020.

Rent expense for the year ended December 31, 2020 under the related party premises and vehicle leases was approximately $44,520.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2020, the Company had net capital of $45,081 which was $40,081 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.67 to 1.0.

NOTE D — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ -0-
Deferred income tax expense (benefit)	(3,771)
Income tax expense (benefit)	$(3,771)

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences on December 31, 2020 relate primarily to a net operating loss carryforward and use of the cash basis of accounting for income tax reporting.

Deferred tax assets and liabilities as of December 31, 2020 consisted of the following:

Deferred tax liability arising from accrual to cash timing differences	$ 9,314
Deferred tax asset arising from net operating loss carried forward	(6,039)
Net deferred tax liability	$ 3,275

At December 31, 2020, the Company has a net operating tax loss carryforward of approximately $24,000 that may be used to offset taxable income in future years.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE G — RELATED PARTIES

The Company has a rental agreement with its stockholders. The rental agreement, which may be canceled at any time, requires that the Company pay the stockholders for the use of office premises and 60% of utilities, insurance, real estate taxes and assessments. The amount paid pursuant to the rental agreement for 2020 was approximately $19,464.

In addition, the Company leases a vehicle from a stockholder under the terms of a month-to-month rental agreement. (See Note B).

The Company also paid other parties related to the stockholders fees for services that totaled $15,140 during 2020.

NOTE H—RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k), salary reduction plan feature, covering substantially all full-time employees. Company contributions are discretionary. Employer contributions expensed for 2020 were $45,500.

NOTE I—CLEARING BROKER-DEALER

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $15,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the clearing arrangement.

NOTE J---PAYCHECK PROTECTION PROGRAM LOAN

In May 2020, the Company received a loan of $29,155 which is guaranteed by the U.S. Small Business Administration under the Paycheck Protection Program (PPP). Some or all of the loan may

be forgiven. Any amount not forgiven will accrue interest for 6 months, then be repaid over a 24-month term at an annual interest rate of 1%. The Company has utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP as of December 31, 2020.

SUPPLEMENTAL INFORMATION

SCHEDULE I
ANOVEST FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2020

NET CAPITAL:

Total stockholders' equity	$ 32,438
Add: Forgivable expenses under PPP Loan	29,155
Less non-allowable assets:	
Accounts receivable, non-allowable	(4,306)
Other assets	(12,206)
	(16,512)
Net capital before haircuts	45,081
Less haircuts	-
Net capital	
Minimum net capital required	5,000
Excess net capital	$ 40,081
Aggregate indebtedness	$ 30,241
Minimum net capital based on aggregate indebtedness	$ 2,016
Ratio of aggregate indebtedness to net capital	.67 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as reported above.

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Anovest Financial Services, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Anovest Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Anovest Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Anovest Financial Services, Inc. stated that Anovest Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Anovest Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Anovest Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii). of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Anovest
FINANCIAL SERVICES Inc.

BROKER DEALERS ANNUAL EXEMPTION REPORT

Anovest Financial Services, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Anovest Financial Services, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2020 without exception.

Athanasios N. Bafas
January 22, 2021

Anovest Financial Services, Inc
3225 Shallowford Road, Suite 220
Marietta, Georgia 30062
T 770.971.7117
F 770.971.7236
800.927.9205
www.anovest.com
Member FINRA, MSRB & SIPC